Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-141261

PROSPECTUS

1,135,072 Shares

EQUITY RESIDENTIAL

Common Shares of Beneficial Interest

This prospectus relates solely to the offer and sale from time to time of up to 1,135,072 of our common shares of beneficial interest (“Common Shares”) by the persons listed below, who are, or may become, shareholders of Equity Residential. In this prospectus we refer to these persons as the Selling Shareholders. We may issue such Common Shares to the Selling Shareholders, upon their request, in exchange for their units of limited partnership interest in ERP Operating Limited Partnership, our operating partnership. Our registration of these Common Shares is not meant to imply that the Selling Shareholders will offer to sell any of these Common Shares.

The Selling Shareholders may offer their common shares through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices. The Selling Shareholders may sell their Common Shares directly or through agents or broker-dealers acting as principal or agent, or in a distribution by underwriters.

We are registering the Common Shares to permit the holders to sell without restriction in the open market or otherwise, but the registration of these Common Shares does not necessarily mean that any holders will elect to exchange their units of limited partnership interest in our operating partnership or offer or sell any of these Common Shares. Also, we may elect to pay cash for the units of our operating partnership tendered rather than issue Common Shares. Although we will incur expenses in connection with the registration of the 1,135,072 Common Shares, we will not receive any cash proceeds upon their issuance.

The Common Shares are listed on the New York Stock Exchange under the symbol “EQR”.

Investing in our securities involves risk. Before buying our securities, you should read and consider the risk factors included in our periodic reports and in other information that we file with the Securities and Exchange Commission. See “Special Note Regarding Forward-Looking Statements.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2007.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common share, in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in that section. These forward-looking statements relate to, without limitation, our anticipated future economic performance, our plans and objectives for future operations and projections of revenue and other financial items, which can be identified by the use of forward-looking words such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terms. The cautionary statements under the caption “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference, and other similar statements contained in this prospectus or any accompanying prospectus supplement identify important factors with respect to forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, we are required to file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy these reports, proxy statements and other information at the Public Reference Room of the Commission, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the reports, proxy and information statements and other information regarding issuers that file electronically with the Commission by accessing the Commission’s World Wide Web site at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the documents listed below with the Commission under the Exchange Act and these documents are incorporated into this prospectus by reference (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits):

a.                 Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-12252).

b.                Current Reports on Form 8-K filed on March 5, 2007 and March 6, 2007 (File No. 001-12252).

c.                 Description of our common shares contained in our registration statement on Form 8-A/A dated August 10, 1993.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of all Common Shares under this prospectus will also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing those documents. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the Commission, including, but not limited to, any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or any exhibits furnished pursuant to Item 9.01 of Form 8-K.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be modified or superseded by inconsistent statements in any document we file in the future that will be deemed incorporated by reference herein, including any prospectus supplement that supplements this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any accompanying prospectus supplement. Subject to the foregoing, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

We will provide, without charge, copies of all documents that are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Requests should be directed to Equity Residential, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, Attention:  Martin McKenna (telephone number: (312) 474-1300).

Unless otherwise indicated, when used herein, the terms “we” and “us” refer to Equity Residential, a Maryland real estate investment trust, and its subsidiaries, including ERP Operating Limited Partnership, its operating partnership.

THE COMPANY

We are a Maryland real estate investment trust (“REIT”) formed in March 1993 and are an S&P 500 company focused on the acquisition, development and management of high quality apartment properties in top United States growth markets.

We are one of the largest publicly traded real estate companies and the largest publicly traded owner of multifamily properties in the United States of America (based on the aggregate market value of our outstanding common shares, the number of apartment units wholly owned and total revenues earned). Our corporate headquarters are located in Chicago, Illinois and we also operate approximately thirty-five property management offices throughout the United States of America.

Our executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and our telephone number is (312) 474-1300.

NO PROCEEDS TO THE COMPANY

We will not receive any of the proceeds from the sale of Common Shares by Selling Shareholders. We will pay all of the costs and expenses incurred in connection with the registration under the Securities Act of the offering made hereby, except that certain Selling Shareholders will pay their pro rata share of all such costs and expenses. Notwithstanding the previous sentence, any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Shareholders and share transfer and other taxes attributable to the issuance by us of the Common Shares will be paid by the Selling Shareholders and future holders of the Common Shares.

SELLING SHAREHOLDERS

We may issue up to 1,135,072 Common Shares to the Selling Shareholders if and to the extent that the Selling Shareholders who currently hold units of limited partnership interest in our operating partnership (“Units”) exchange their Units and we issue Common Shares to them in exchange therefor. Following our issuance of any of the offered Common Shares, the Selling Shareholders may resell the Common Shares covered by this prospectus as provided under the Plan of Distribution section of this prospectus or as described in an applicable prospectus supplement.

The following table sets forth the name of each Selling Shareholder and the maximum number of Common Shares to be owned upon exchange of Units, all of which may be offered by such Selling Shareholders pursuant to this prospectus. The number of Common Shares set forth in the following table is also the number of Common Shares beneficially owned by each selling shareholder prior to the offering, except as otherwise set forth therein. Because the Selling Shareholders may sell all or some of their offered

Common Shares, no estimate can be made of the number of offered Common Shares that will be sold by the Selling Shareholders or that will be owned by the Selling Shareholders upon completion of the offering. We cannot assure you that the Selling Shareholders will sell any of the offered Common Shares. In addition, we may elect to pay cash for any Units exchanged, rather than exchanging those Units for Common Shares. The Common Shares covered by this prospectus represent less than one percent of the total Common Shares outstanding as of January 31, 2007.

Name of Selling Shareholder	Number of Common Shares Beneficially Owned and Offered Hereby
Preston Butcher, as trustee of the CPB/CFB Revocable Trust	223,527	(1)
Mack Pogue	160,672	(2)
The Pogue Children’s 1988 Lincoln Trust	69,796	(3)
Bil Associates Limited Partnership	66,514
Nancy Davis Stockton	63,383
The Rossi Family Trust	61,756	(4)
Stuart L. Leeder	59,764
Baker Street Holdings, L.L.C.	58,669
Boulder Capital, LLC	55,197
Robert M. Hutt	39,641
Boatman Family Trust	24,984
Mack Pogue, Inc.	23,064	(5)
Nunn, Ltd.	22,243
John T. Rippel	22,199
V. Jay Hiemenz	14,271
Mildred Isen	13,858
Adele Isen Milzman	11,086
Trust f/b/o Adele Isen Milzman, Richard S. Isen, Trustee	11,086
Trust f/b/o Madeline L. Zimmerman, Marc Goldberg, Trustee	8,314
The David M. Lavine Trust, James Wagenmann, Trustee	8,314
Andrew W. Colquitt	7,929
The Arthur F. Pizzinat and Julie W. Pizzinat Family Trust	7,314
James M. Krohn	6,343
David M. Lavine	5,543
Elmer E. Rasmuson Residuary Trust	5,388
Patrick W. Dukes	4,757
J. Keith Ormond	4,733
Robert A. and Mary Craig Fishman	4,733
Steven N. and Tamara L. Kolodny, Trustees of the Steven and Tamara Kolodny Family Trust	4,733
The Bryan Family Trust	4,733
David B. Bartell (deceased) and Santa M. Bartell	4,733
Eileen McNutt Survivor Trust, Eileen McNutt, Trustee	4,733
Agid Revocable Living Trust	4,150
Carla McGinley	3,062
John S. Dinkel	3,062
Edward B. Rasmuson	2,838
Isen Living Trust	2,771
Charles Isen	2,771
Kenneth Isen	2,771
P.A.B. Living Trust	2,549

John A. Swartz	2,442
Robert D. Selleck	2,292
George L. Szabo	2,292
Ronald B. Sunderland	2,292
Gregory G. and Gretchen I. Womble	2,075
D’Agostino Trust Agreement	2,028
Richard A. Haines & Elizabeth L. Haines Revocable Family Trust	1,551
Kate E. Grace, Trustee of the Grace Family Revocable Trust	1,551
The Merrill Family Trust dated 4/7/92	1,551
Garry G. and Karla J. Mathiason	1,290
Sidney Grossman Jr. and Karen Kelly Grossman Revocable Living Trust	1,146
William K. Hobin	1,146
Ellen B. Gray	996
Richard S. and Myra G. Mannheimer Survivor’s Trust under Family Trust 2/6/06	996
Joe S. Solari III	693
Philip R. Solari	691
Craig W. and Susan S. James	691
The Richard A. Johanson and Althea R. Johanson Family Trust	498
Thomas M. Peetz	289
James A. and Barbara R. Zeller	289
Charles W. Wagner	289
Total	1,135,072

(1)          Beneficially owns an additional 1,298,645 Units and Common Shares.

(2)          Beneficially owns an additional 49,024 Units.

(3)          Beneficially owns an additional 9,754 Units.

(4)          Beneficially owns an additional 115,492 Units.

(5)          Beneficially owns an additional 513,352 Units.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion under the heading “Federal Income Tax Considerations” in our annual report on Form 10-K for the year ended December 31, 2006, which has been incorporated into this prospectus by reference.  The following discussion summarizes the material federal income tax considerations that may be relevant to a Selling Shareholder who desires to have its Units exchanged for Common Shares.

Tax Treatment of an Exchange of Units.   If a Selling Shareholder exchanges Units for Common Shares, the exchange will be a taxable event and, as a result, the Selling Shareholder will recognize gain or loss. The determination of the amount of gain or loss that will be recognized by a Selling Shareholder will be based on the difference between the amount realized for tax purposes and the adjusted tax basis in the Selling Shareholder’s Units. See “Basis of Units” below. The “amount realized” will be equal to the product of (i) the number of Units exchanged, multiplied by the price of the Common Shares received on the date of the exchange plus (ii) the portion of our operating partnership’s liabilities allocable to the Units exchanged. To the extent that this amount exceeds the Sellers Shareholder’s adjusted tax basis in the Units exchanged, the Selling Shareholder will recognize gain. The amount of gain the Selling Shareholder recognizes could exceed the value of the Common Shares that the Selling Shareholder receives if the Selling Shareholder has a “negative tax capital account.”

Except as described below, any gain recognized upon a sale or other disposition of Units, which includes the exchange of Units for Common Shares, will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized by a Selling Shareholder in an exchange of Units for Common Shares attributable to a Selling Shareholder’s share of “unrealized receivables” of our operating partnership exceeds the Selling Shareholder’s basis attributable to the “unrealized receivables”, the excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in our operating partnership’s income, any rights to payments for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if our operating partnership had sold its assets at their fair market value at the time of the transfer of the Units.

For individuals, trusts and estates, net capital gain from the sale of an asset held 12 months or less is subject to tax at the applicable rate for ordinary income. For these taxpayers, the maximum rate of tax on the net capital gain from a sale or exchange of an asset held for more than 12 months generally is 15%. An exception to the general 15% rule applies, however, to net capital gains attributable to the sale of depreciable real property. Under the exception, gain attributable to prior depreciation deductions not otherwise recaptured as ordinary income under other depreciation recapture rules is subject to a rate of tax of 25%. The Internal Revenue Service has issued final Treasury regulations providing that the 25% rate applies to sales or exchanges of interests in partnerships that hold depreciable real property. Consequently, any gain on the sale or exchange of a unit held for more than 12 months could be treated partly as gain from the sale of depreciable real property subject to the 25% rate, partly as gain from the sale of a long-term capital asset subject to a 15% tax rate, and to the extent that the gain is attributable to unrealized receivables, partly as ordinary income.

Tax Treatment of a Redemption of Units.   We have the right to pay to a Selling Shareholder cash in lieu of issuing Common Shares in exchange for Units. If we elect to redeem Units for cash, the tax consequences to a Selling Shareholder would depend on whether or not the redemption is a redemption of all of a Selling Shareholder’s Units. If the redemption is a redemption of all of a Selling Shareholder’s Units, the Selling Shareholder would recognize taxable gain only to the extent that the cash, plus the share of our operating partnership’s liabilities allocable to the redeemed Units, exceeded the Selling Shareholder’s adjusted tax basis in all of the Selling Shareholder’s Units immediately before the redemption. On the other hand, the Selling Shareholder would recognize taxable loss only to the extent that the Selling Shareholder’s adjusted tax basis in all of the Selling Shareholder’s Units immediately before the redemption exceeded the cash, plus the share of our operating partnership’s liabilities allocable to the redeemed Units. If the redemption is a redemption of less than all of the Selling Shareholder’s Units, the Selling Shareholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the share of our operating partnership’s liabilities allocable to the redeemed Units, exceeded the Selling Shareholder’s adjusted tax basis in all of the Selling Shareholder’s Units immediately before the redemption.

Basis of Units.   In general, a Selling Shareholder who originally received Units in exchange for a contribution of property to our operating partnership had an initial tax basis in the Units equal to the Selling Shareholder’s basis in the contributed property. A Selling Shareholder’s initial tax basis in the Units generally is increased by the Selling Shareholder’s share of our operating partnership’s taxable income and increases in the Selling Shareholder’s share of liabilities of our operating partnership allocated to such Selling Shareholder. If the Selling Shareholder is an obligated partner under a deficit restoration obligation or has guaranteed partnership indebtedness, the Selling Shareholder’s tax basis may also include additional liabilities. A Selling Shareholder’s initial tax basis in the Units generally is decreased, but not below zero, by the Selling Shareholder’s share of our operating partnership’s distributions, decreases in the

Selling Shareholder’s liabilities in our operating partnership allocated to such Selling Shareholder, the amount of any Selling Shareholder liabilities assumed by the operating partnership, the Selling Shareholder’s share of losses of our operating partnership, and the Selling Shareholder’s share of nondeductible expenditures of our operating partnership that are not chargeable to capital.

Potential Application of the Disguised Sale Rules to a Redemption of Units.   There is a risk that if a Unit is redeemed, particularly if it is redeemed within two years of when it was issued, the IRS might contend that the original transaction pursuant to which the Units were issued should be treated as a “disguised sale” of property. Under the disguised sale rules, unless an exception applies, a partner’s contribution of property to a partnership and a subsequent transfer of money or other consideration, including the assumption of or taking subject to a liability, from the partnership to the partner may be treated as a sale, in whole or in part, of the contributed property by the partner to the partnership. If money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. If two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

You are advised to consult with your own tax advisors regarding the specific tax consequences of the exchange or redemption of Units, including the federal, state, local, foreign or other tax consequences relating thereto.

PLAN OF DISTRIBUTION

Any of the Selling Shareholders may from time to time, in one or more transactions, sell all or a portion of the offered Common Shares on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which the Common Shares are listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the offered Common Shares from time to time will be determined by the Selling Shareholders and, at the time of such determination, may be higher or lower than the market price of the Common Shares on the New York Stock Exchange. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a Selling Shareholder or from purchasers of offered Common Shares for whom they may act as agents, and underwriters may sell offered Common Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of offered Common Shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The offered Common Shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered Common Shares may be sold include: (a) a block trade in which the broker-dealer so engaged will attempt to sell the offered Common Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of the New York Stock Exchange; (e) privately negotiated transactions; and (f) underwritten transactions. The selling shareholders and any underwriters, dealers or agents participating in the distribution of the offered Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the offered Common Shares by the selling shareholders and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

When a Selling Shareholder elects to make a particular offer of Common Shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such Selling Shareholder and any other required information will be identified in a prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, the Common Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Common Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the Common Shares registered hereunder, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of our counsel and accountants, except that certain Selling Shareholders to whom 153,809 Common Shares are issuable will pay their prorata share of all such costs and expenses. In addition, the Selling Shareholders will pay any brokerage fees and commissions, fees and disbursements of their legal counsel and share transfer and other taxes attributable to the sale of the Common Shares.

EXPERTS

The consolidated financial statements and schedule of Equity Residential appearing in Equity Residential’s Annual Report (Form 10-K) for the year ended December 31, 2006, Equity Residential management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 also included in the Form 10-K, and the Statement of Revenue and Certain Expenses of 600 Washington Street, Cove at Boynton Beach I & II, Missions at Sunbow, Tuscany at Lindbergh, The Park at Turtle Run, Estates at Wellington Green, Playa Pacifica, Kings Colony, Lincoln Green, Uptown Square, Kenwood Mews, The Gallery and San Marcos included in Equity Residential’s Current Report on Form 8-K dated March 6, 2007,  have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and schedule,  management’s assessment and the statements of revenue and certain expenses are incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the offered Common Shares has been passed upon for us by the law firm of DLA Piper US LLP. Certain tax matters have been passed upon for us by DLA Piper US LLP, Chicago, Illinois, our special tax counsel.

1,135,072 Shares

EQUITY RESIDENTIAL

Common Shares of Beneficial Interest

PROSPECTUS

April 17, 2007